

Mail Stop 3628

June 23, 2010

<u>Via Facsimile (617) 951-7050 and U.S. Mail</u>

Paul Kinsella, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110

> **Re: ev3 Inc.**
> **Schedule TO-T**
> **Filed June 11, 2010**
> **by Covidien Group S.A.R.L. and**
> **COV Delaware Corporation**
> **File No. 5-80819**

Dear Mr. Kinsella:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase filed as Exhibit 99 (a)(1)(A) to the Schedule TO-T.

Schedule TO

1. In your Schedule TO, you indicate that Covidien intends to fund the purchase price through contributions by its parent or one of the parent's affiliates. Rule 14d-1(g)(2) defines the term "bidder" as any person who makes a tender offer or "on whose behalf a tender offer is made." See "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 2000) available on our Web site at www.sec.gov. Tell us what consideration you have given to identifying Covidien International Finance S.A.

as a bidder, and explain why you chose not to include the financing entity in your Schedule TO. We note that Covidien International Finance S.A. has secured and guaranteed the commitment letter for the funds that may be used to pay for a portion of Shares tendered.

Offer to Purchase
Summary Term Sheet, page iii

2. You disclose in Section 4 of your offer, "Acceptance for Payment and Payment" that you expect to pay for shares "promptly" in keeping with Rule 14e-1(c). However, under "When and how will I be paid for my tendered Shares?" you state that you will accept the shares "as promptly as practicable after we are legally permitted to do so under applicable federal state, local or foreign law…" Please revise to confirm that you will pay for the shares promptly, and confirm your understanding that all conditions other than regulatory approvals must be satisfied or waived prior to the expiration of the offer. As you know, applicable state, foreign and local laws do not constitute regulatory approvals.

The Tender Offer
Source of and Amount of Funds, page 15

3. We note that you intend to finance the transaction through the Debt Commitment Letter. Confirm your understanding that you are required to file the loan agreement and describe the terms of the Facility when they have been finalized. See Items 1007(d) and 1016(b) of Regulation M-A.

4. Revise your document to include all of the information required by Item 1007(b) of Regulation M-A, stating any alternative plans you have should financing fall through.

Contacts and Transactions with ev3, page 21

5. We note your disclosure that Covidien Group intends to seek to retain certain members of the ev3 management team following the merger, but that no concrete terms have been set with respect to the terms of their future employment or compensation agreements, including with respect to an equity interest in the combined company. See C&DI 201.06 under the Corporation Finance section of our web site at www.sec.gov, noting that a transaction may be subject to Rule 13e-3 even where the terms of management's participation in the transaction are not finalized. Please provide your analysis on the applicability of Rule 13e-3 under these facts.

Closing Comments

Please amend your Schedule TO in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Purchaser and its management are in possession of all facts relating to the Purchaser's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Purchaser acknowledging that:

- the Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Purchaser may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions